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CLIENT/MATTER NUMBER
116845-0101

November 22, 2017

Mr. Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street NE Washington, DC 20549

Re:	InvenTrust Properties Corp.
Schedule TO-T
Filed October 30, 2017 by Liquidity Partners Trust I
File No. 005-85811

Dear Mr. Panos:

On behalf of our client, Liquidity Partners Trust I (the “Trust”), set forth below is the response of the Trust to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 3, 2017, with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following each comment is the response of the Trust (in regular type).  We are filing this response letter as correspondence with the Commission and are delivering to the Staff marked copies of proposed amendments to the Schedule TO-T documents.

Schedule TO-T

1.                  Please provide us with a brief legal analysis that explains whether or not the filing fee was calculated in accordance with Rule 0-11(d) and corresponding Rule 0-11(a)(4), or revise).

Response:

Although InvenTrust Properties Corp. (“InvenTrust”) is a Securities Exchange Act of 1934 filer with the Commission, there is no discernable market for InvenTrust’s common stock (“Common Stock”).  Rule 0-11(a)(4) requires that if there is no market for the Common Stock, the transaction value should be based upon the book value of the filing.  Upon reasonable investigation, InvenTrust does not disclose the book value of its Common Stock.  Therefore, in an attempt to comply with the intent of the rule, which we believe is for the filer to pay a fee based upon the value of the securities that they may acquire, the Trust used its offer price as a proxy for the “book value” per share of the Common Stock.  The Trust believes that its use of the offer price is reasonable when the target company does not publish its book value, and follows the precedent of similar tender offers conducted by various offerors.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
November 22, 2017

An additional factor for the Trust’s belief that such an approach is reasonable and fair is that in the instant case, the Trust’s current offer price is higher than a known, recently completed tender offer sent to InvenTrust stockholders.

The filing fee for the Schedule TO-T was calculated in accordance with Rule 0-11(d) and the Fee Rate Advisory #1 for the Fiscal Year 2018 published by the Commission on August 24, 2017, which took effect on October 1, 2017 and which stipulated a fee equal to $124.50 per million dollars.

2.                  While we recognize the trustee has executed the Schedule TO as an authorized representative of the Purchase (as defined in your submission), the Offer to Purchase identifies U.S. Bancorp as “Parent” of “the trustee of Purchaser.” General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term offeror consistent with Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please advise us, with a view toward revised disclosure, whether or not trustee and Parent should be identified as co-Offerors. To the extent a conclusion is reached that the tender offer is not being conducted on their behalf, please advise us what steps have been taken to provide disclosure pursuant to General Instruction C to Schedule TO with respect to those parties.

Response:

The Trust does not believe that either its trustee or the ultimate parent of the trustee is an offeror or a bidder under the rules of Regulation 14D.

As you know, Rule 14d-1(c)(1) of Regulation 14D defines “bidder” in a tender offer as any person who makes a tender offer or on whose behalf a tender offer is made.”  Each bidder in a tender offer subject to Regulation 14D must file a Schedule TO and disseminate the information required by that schedule.

The Trust is aware that the determination of who is the bidder does not necessarily stop at the entity used to make the offer and purchase the securities.  Rule 14d-1(c)(1) also requires persons “on whose behalf” the tender offer is being made to be included as bidders.  Bidder status is a question that is determined by the particular facts and circumstances of each transaction.  Based on SEC guidance, in assessing who or who is not a bidder, the Trust looked at the following factors with regard to the trustee and the ultimate parent of the trustee (collectively, the “Trustee Parties”):

•	The Trustee Parties did not play a significant role in initiating, structuring, and negotiating the tender offer.

•	The Trustee Parties are not acting together with the Trust.

•	The Trustee Parties did not control the terms of the offer.

U.S. Securities and Exchange Commission
November 22, 2017

•	The Trustee Parties are not providing financing for the tender offer, or playing a primary role in obtaining financing.

•	The Trustee Parties do not control the Trust, directly or indirectly.

•	The Trustee Parties did not cause the Trust to be formed.

•	The Trustee Parties will not beneficially own the securities purchased by the Trust in the tender offer.

As a Delaware statutory trust, the Trust can only act through its trustee or an authorized representative of the Trust.  So, the trustee executed the Schedule TO in its capacity as an institutional trustee, which is a purely administrative function.  As the Trustee Parties have no involvement beyond administrative functions, we do not believe they are offerors or a bidders under the rules of Regulation 14D, and we do not believe that providing more information about them would provide shareholders with material information.  The Trust did provide information about the Trustee Parties in the Schedule TO, and believes that the information provided was sufficient for purposes of the filing.

In considering Instruction C to Schedule TO, the Trust concluded it did not have a control person other than potentially the institutional trustee, but the trustee acts only in an administrative capacity.  In the Trust’s view, the persons who have a beneficial interest in the Trust are akin to limited partners in a limited partnership, and none of them are control persons.  As the Trust has sufficient assets to effect the offer, and has provide certain essential information about the Trustee Parties, the Trust believed the disclosure was sufficient.

3.                  Please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the offeror(s) is immaterial to a shareholder’s investment decision regarding whether or not to participate in the offer.

Response:

As disclosed in the Offer to Purchase, the offer will be funded through the existing capital of the Trust and there is neither a financing contingency in connection with the offer nor is the Trust offering its securities as a form of payment.  Therefore, no evaluation of the Trust’s ability to draw on credit or an evaluation of its securities should be required.  Also, as disclosed in the Offer to Purchase, the Trust has aggregate capital which is in excess of $3,350,000, the estimated amount of capital needed to pay for the offer and related expenses should the offer be fully subscribed.

U.S. Securities and Exchange Commission
November 22, 2017

Exhibit 99(a)(1)(A) – Offer to Purchase

4.                  Refer to the statement that reads: “The Purchaser would need approximately $3,100,00 to purchase the total amount of Shares being sought and to cover related expenses.”  Please revise to correct the typographical error and provide a separate figure for the estimated related expenses which appear to have been incorrectly consolidated with the minimum amount needed to consummate the maximum number of purchases as the offer price.

Response:

The Offer to Purchase has been revised in response to this comment of the Staff.

5.                  Refer to the statement that reads: “The Purchaser and its affiliates currently beneficially own 103,751,020 Shares of the Company, or approximately 0.01% of the outstanding Shares.”  If the issuer InvenTrust had, as reported earlier in the same paragraph, 773,515,187 outstanding Shares as of August 1, 2017, the Purchase would own approximately 13.4% of the outstanding class and implicate the application of Rule 13e-3.  Please revise or advise.

Response:

The listing of 103,751,020 is a typographically error that appeared in the EDGAR filing, but not the printed version.  The Trust owns just over one hundred thousand shares (103,751.020).  Therefore, the percentage of ownership calculation provided is correct and we do not believe Rule 13e-3 is applicable.  The EDGAR version of the Schedule TO-T has been revised in response to this comment of the Staff.

6.                  Please provide us with the legal basis for how the offeror concluded that security holders “have the option to sell `All or None’ of your Shares by checking the appropriate box on the Transfer Agreement.”  In addition, please advise us why the Offeror ostensibly believes that such a provision is not in direct or indirect conflict with Rule 14d-8.  Alternatively, revise to restate the terms upon which security holders may tender.

Response:

The Offer to Purchase and other offering materials have been revised in response to this comment of the Staff.

U.S. Securities and Exchange Commission
November 22, 2017

7.                  We note the statement that any extension, waiver or amendment of the offer will be followed “as promptly as practicable” by public announcement if required.  Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

Response:

The Offer to Purchase has been revised in response to this comment of the Staff.

8.                  We noticed the representation that all interpretations and determinations as to the validity of tenders as well as any notice of withdrawal will be “final and binding.”  Please revise to expressly indicate that security holders may challenge the offeror’s interpretations and determinations in a court of competent jurisdiction.

Response:

All determinations by the Trust are subject to binding arbitration pursuant to Section 13.  The Offer to Purchase has been revised in response to this comment of the Staff to expressly reflect that stockholder may take a contested determination to arbitration pursuant to Section 13.

9.                  The disclosure states that the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law.  While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into non-U.S. jurisdictions, Rule 14d-10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought.  Please revise consistent with Rule 14d-10(a)(1), or advise.

Response:

The Offer to Purchase has been revised in response to this comment of the Staff.

10.             Given the number of disclosures that should be addressed in response to these comments, please advise us of how the offeror plans to comply with its obligation under Rule 14d-4(d)(1) to publish, send or give the material changes.

Response:

The offer was disseminated by publishing a summary advertisement and offering to mail materials to any stockholder without cost to the stockholder.  Subsequent to submission of the Schedule TO, the Trust negotiated with InvenTrust to obtain a stockholder list to facilitate the dissemination of the offer.  After reconciling any comments from the Staff, the Trust will file an amended Schedule TO-T and all related offer documents with the Commission and will then comply with the dissemination requirements of Regulation 14D.

*     *     *

U.S. Securities and Exchange Commission
November 22, 2017

We acknowledge and confirm on behalf of the filing persons that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

*     *    *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Liquidity Partners Trust I
                    Working Group